SHUTTERFLY, INC.
2800 Bridge Parkway
Redwood City, California 94065

April 7, 2017

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Attention:	Terry French, Senior Assistant Chief Accountant, AD Office 11 - Telecommunications
Inessa Kessman, Senior Staff Accountant
Ivette Leon, Assistant Chief Accountant

Re:	Shutterfly, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed February 14, 2017
File No. 001-33031

Ladies and Gentlemen:

On behalf of Shutterfly, Inc. (the “Company”), this letter responds to queries from the staff of the Securities and Exchange Commission (the “Commission” or “Staff”) dated March 13, 2017 concerning the Form 10-K identified above.

For convenience, the Commission’s queries are repeated in bold below followed by the response of the Company.

Item 7. Management’s Discussion and Analysis of Financial Condition and results of operations, page 36
Basis of Presentation, page 37

1. We note your statement on page 38 that technology and development expense, “include depreciation of the computer and network hardware used to run our websites and store the customer data, as well as amortization of purchased software. Technology and development expense also includes co-location, power and bandwidth costs.” Please tell us in detail why you believe that it is appropriate to include these expenses in this line item rather than in cost of revenue.

Response:

The Company acknowledges the Staff’s comment regarding the presentation of certain technology costs incurred by the Company. The technology costs incurred by the Company are comprised of: a) depreciation on computer and network hardware used in our manufacturing facilities; b) depreciation on computer and network hardware used to run our websites, organize, store and share user photos and support our infrastructure; c) Co-location costs, which include power and bandwidth costs, associated with the Company’s outsourced data centers; and d) amortization of acquired and internally developed software used in the production of products or to support infrastructure. Assets directly attributable to the production of products are depreciated and amortized in Cost of Net Revenues, while assets that are not directly attributable to the production of products have depreciation and amortization presented in Technology and Development Expense.

The Company’s rationale for presenting colocation costs as well as computer and network hardware and software costs incurred to run its websites and store user data in Technology and Development Expense is that such costs benefit all users of the sites, regardless of whether those users generate revenues for the Company. The Company offers all users free organization, storage and sharing of photos. Further, there are also certain network technology costs which are used to host or operate software and services for Company infrastructure, internal systems and databases, such as our ERP. The Company believes that allocation of network technology costs and data center costs to Cost of Net Revenues would result in an arbitrary allocation of those costs. The Company discloses the nature of these expenses in Management’s Discussion and Analysis of Financial Conditions and Results of Operations.

The Company has reviewed Rule 5-03 of Regulation S-X, along with related Staff speeches, and the Company continues to believe its presentation is proper and consistent with such guidance and speeches. The Company also considered whether its data center costs are similar to occupancy costs for retail businesses, which per Rule 5-03 of Regulation S-X, may be included in cost of revenues, but are not required to be classified as such. Although the underlying costs are different (i.e. retail leases compared to data center costs), the Company believes the analogy is relevant to its considerations and supports its position. The Company bases this analogy on the premise that the functionality its websites provide (e.g. the ability to organize, store and share photos) is what drives users to its websites. Users of the Company’s websites are able to take advantage of this functionality as part of the shopping experience regardless of whether the user actually completes a transaction or not, similar to a retail store that incurs costs in creating a branded customer experience that draws customers into the retail stores and is not dependent upon the customers making a purchase at the retail store.

The Company has concluded that it will provide additional language in future disclosures related to financial statement presentation of costs in Cost of Net Revenues and Technology and Development Expense in Management’s Discussion and Analysis of Financial Conditions and Results of Operations. This will provide further clarification to readers as to costs that are included in each of these line items. The Company’s proposed disclosure is below, which changes from the current disclosure underlined.

Cost of Net Revenues: Our cost of net revenues is split between our Consumer and SBS segments and our Corporate category.

Consumer: Cost of net revenues for the Consumer segment consists of costs directly attributable to the production of personalized products for all of our brands, including direct materials (the majority of which consists of paper, ink, and photo book covers), shipping charges, packing supplies, distribution and fulfillment activities, third-party costs for photo-based merchandise, payroll and related expenses for direct labor and customer service, rent for production facilities, and depreciation of production equipment and facilities where we are the deemed owner. Cost of net revenues also includes ~~any~~ third-party software or patents licensed, as well as the amortization of acquired developed technology, capitalized website and software development costs, and patent royalties, when those costs are directly attributable to the production of products. Cost of net revenues also includes certain costs associated with facility closures and restructuring.

SBS: Cost of net revenues for the SBS segment consists of costs which are direct and incremental to the SBS business. These included production costs of SBS products, such as materials, labor and printing costs and costs associated with third-party production of goods. They also include shipping costs and indirect overhead.

Corporate: Our corporate category includes activities that are not directly attributable or allocable to a specific segment. This category consists of stock-based compensation expense and amortization of intangible assets.

Technology and development expense consists primarily of personnel and related costs for employees and contractors engaged in the development and ongoing maintenance of our websites, infrastructure and software. These expenses include depreciation of the computer and network hardware used to run our websites and store the ~~customer~~ user data, as well as amortization of ~~purchased~~ software used to operate such hardware. Technology and development expense also includes co-location, power and bandwidth costs. Technology and development expense does not include costs that are directly attributable to the production of products.

Results of Operations, page 42
Consumer Segment, page 43

2. We note your explanation for a 4% increase in consumer net revenues which states, “The increase in Consumer net revenues is primarily the result of increased mobile revenue and photo gifts. The increase is also reflected in the increases in customers and orders in 2016 as compared to 2015... Average order value decreased slightly in 2016 as compared to 2015 driven by product mix, promotion and increasing mobile revenue, which carries a lower average order value than our website.” We also refer to your earnings call on February 1, 2017 where you noted that you continue to be unsatisfied with your overall Consumer growth rate. In the earnings call you also mention dissatisfaction with Shutterfly cards and stationery results for the year. Furthermore, you refer to softness and declining performance in the non-Shutterfly brands across 2016 and in prior years. In this regard, please expand your disclosure to address your discussion in the earnings call. Please feel free to contact the undersigned with any questions. Thank you for your attention to this matter.

The Company acknowledges the comments regarding the disclosures made in the Q4’16 earnings call and disclosures made in the “Consumer Segment” and “Results of Operations” sections. The statement regarding the dissatisfaction of consumer growth rate in the earnings call was intended to represent a comparison of consumer growth relative to the Company’s guidance issued earlier in 2016. The Company has not historically included discussion of its results compared to its forward looking guidance in the “Management’s Discussion and Analysis” section of its quarterly and annual filings and does not intend to do so going forward. As a result, the Company respectfully submits that no additional disclosures are required.

With regard to the comments on cards and stationery and non-Shutterfly brands, the Company has also not historically included discussions of these factors in its periodic filings. Due to the impromptu nature of the Q&A portion of the earnings call, this additional level of disclosure was provided spontaneously. The Company does not intend to provide this level of detail in future earnings calls or periodic reports and going forward, will endeavor not to provide information of this nature to the extent the information is not reflected in its periodic reports.

In addition, the Company respectfully highlights for the Staff that the statements regarding cards and stationery were specific to the fourth quarter and not reflective of the entire year and as a result, the Company believes its corresponding disclosure in “Management’s Discussion & Analysis” is proper and appropriate.

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The Company believes that the above responses have addressed the Staff’s comments included in your letter of March 13, 2017. Please do not hesitate to contact the undersigned at 650-610-5181 if you have any questions regarding this submission.

Sincerely,
s/ Michael Pope
Michael Pope,
Chief Financial Officer
Shutterfly, Inc.